Condensed Consolidated Interim Financial Statements

Prepared by Management

Third Quarter Report
Three Months and Nine Months Ended September 30, 2015 and 2014

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2015	2014
ASSETS

Current assets
Cash and cash equivalents		$22,812	$31,045
Investments	4	759	786
Accounts receivable	5	16,943	19,715
Inventories	6	18,905	21,604
Prepaid expenses		1,947	2,656
Total current assets		61,366	75,806

Non-current deposits		855	1,048
Deferred income tax asset		4,329	6,253
Mineral properties, plant and equipment	8	182,254	182,730
Total assets		$248,804	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$15,223	$17,408
Finance lease obligation		926	-
Income taxes payable		2,860	8,181
Revolving credit facility	9	22,000	29,000
Total current liabilities		41,009	54,589

Provision for reclamation and rehabilitation		6,575	6,496
Deferred income tax liability		15,556	12,479
Total liabilities		63,140	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,976,901 shares (Dec 31, 2014 - 101,976,901 shares)	Page 4	367,853	367,853
Contributed surplus	Page 4	8,909	8,430
Accumulated comprehensive income (loss)	4, Page 4	-	(4,758)
Retained earnings (deficit)		(191,098)	(179,252)
Total shareholders' equity		185,664	192,273
Total liabilities and shareholders' equity		$248,804	$265,837

Commitments and contingencies (Notes 8 and 15)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Notes	2015	2014	2015	2014

Revenue		$42,737	$40,477	$141,565	$148,251

Cost of sales:
Direct production costs		30,447	28,840	92,807	90,909
Royalties		304	175	795	787
Share-based compensation	10	109	140	349	427
Depreciation and depletion		9,768	14,386	29,604	43,168
Write down of inventory to net realizable value		-	527	-	892
		40,628	44,068	123,555	136,183

Mine operating earnings (loss)		2,109	(3,591)	18,010	12,068

Expenses:
Exploration	11	1,173	4,900	4,726	9,874
Write off of exploration property		-	381	-	381
General and administrative	12	1,812	2,165	6,215	8,120
		2,985	7,446	10,941	18,375

Operating earnings (loss)		(876)	(11,037)	7,069	(6,307)

Mark-to-market loss (gain) on derivative liabilities		-	-	-	1,434
Mark-to-market loss (gain) on contingent liability		-	(126)	-	(99)
Finance costs		370	359	1,037	1,061

Other income (expense):
Write down of marketable securities	4	(4,785)	-	(4,785)	-
Foreign exchange		(2,964)	(1,353)	(4,335)	(1,165)
Investment and other income		121	27	805	294
		(7,628)	(1,326)	(8,315)	(871)

Earnings (loss) before income taxes		(8,874)	(12,596)	(2,283)	(9,574)

Income tax expense (recovery):
Current income tax expense		2,095	(171)	6,225	6,021
Deferred income tax expense (recovery)		3,110	(1,039)	5,188	(7,957)
		5,205	(1,210)	11,413	(1,936)
Net earnings (loss) for the period		(14,079)	(11,386)	(13,696)	(7,638)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available for sale investments	4	633	(722)	(27)	(646)
Reclassification of gain (loss) on available for sale
investments, included in the net loss	4	4,785	-	4,785	-
Total other comprehensive income (loss) for the period		5,418	(722)	4,758	(646)

Comprehensive income (loss) for the period		$(8,661)	$(12,108)	$(8,938)	$(8,284)

Basic and diluted earnings (loss) per share based on net earnings		$(0.14)	$(0.11)	$(0.13)	$(0.08)

Basic and diluted weighted average number of shares outstanding		101,976,901	101,527,951	101,976,901	101,123,404

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated		T otal
		Number of	Share	Contributed	comprehensive		Shareholders'
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2013		99,784,409	$358,408	$14,836	$(4,081)	$(113,015)	$256,148

Exercise of options	10	595,200	2,281	(829)			1,452
Exercise of warrants		1,155,905	5,126	(248)			4,878
Share based compensation	10			2,869			2,869
Unrealized gain (loss) on available for sale assets	4				(646)		(646)
Earnings (loss) for the period						(7,638)	(7,638)
Balance at September 30, 2014		101,535,514	365,815	16,628	(4,727)	(120,653)	257,063

Exercise of options	10	355,800	1,673	(633)			1,040
Issued on acquisition of mineral properties, net		85,587	365				365
Share based compensation	10			731			731
Unrealized gain (loss) on available for sale assets	4				(31)		(31)
Expiry and forfeiture of options				(8,296)		8,296	-
Earnings (loss) for the period						(66,895)	(66,895)
Balance at December 31, 2014		101,976,901	367,853	8,430	(4,758)	(179,252)	192,273

Share based compensation	10 (a)			2,329			2,329
Unrealized gain (loss) on available for sale assets	4				(27)		(27)
Write-down of marketable securities -reclassified to net loss 4					4,785		4,785
Expiry and forfeiture of options				(1,850)		1,850	-
Earnings (loss) for the period						(13,696)	(13,696)
Balance at September 30, 2015		101,976,901	$367,853	$8,909	$-	$(191,098)	$185,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4-

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Notes	2015	2014	2015	2014

Operating activities
Net earnings (loss) for the period		$(14,079)	$(11,386)	$(13,696)	$(7,638)
Items not affecting cash:
Share-based compensation	10	735	937	2,329	2,869
Depreciation and depletion		9,849	14,471	29,824	43,402
Deferred income tax expense (recovery)		3,110	(1,039)	5,188	(7,957)
Unrealized foreign exchange loss (gain)		48	310	196	287
Mark-to-market loss (gain) on derivative liability		-	-	-	1,434
Mark-to-market loss (gain) on contingent liability		-	(126)	-	(99)
Finance costs		338	317	950	1,019
Write down of marketable securities	4	4,785	-	4,785	-
Write down of inventory to net realizable value	6	-	527	-	892
Write off of exploration property		-	381	-	381
Net changes in non-cash working capital	13	(747)	(6,908)	(2,188)	(6,589)
Cash from (used in) operating activities		4,039	(2,516)	27,388	28,001

Investing activites
Property, plant and equipment expenditures	8	(9,291)	(10,047)	(27,308)	(30,079)
Change in long term deposits		-	(82)	-	(82)
Cash used in investing activities		(9,291)	(10,129)	(27,308)	(30,161)

Financing activities
Repayment of revolving credit facility		(3,000)	(2,000)	(7,000)	(6,000)
Repayment of obligation under finance lease		(224)	-	(224)	-
Interest paid		(257)	(252)	(706)	(825)
Exercise of options and warrants	10	-	305	-	3,405
Cash from (used in) financing activites		(3,481)	(1,947)	(7,930)	(3,420)

Increase (decrease) in cash and cash equivalents		(8,733)	(14,592)	(7,850)	(5,580)
Effect of exchange rate change on cash and cash equivalents		(235)	(309)	(383)	(287)
Cash and cash equivalents, beginning of period		31,780	44,038	31,045	35,004
Cash and cash equivalents, end of period		$22,812	$29,137	$22,812	$29,137

Supplementary cash flow information	13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on November 1, 2015.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2014, except as disclosed below.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2014.

(a)	Accounting standards adopted during the period

IAS 17, Leases
Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are recognized in the statement of financial position and measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset (e.g. property, plant and equipment). Minimum lease payments made under finance leases are apportioned between finance costs and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the statement of financial position. Payments made under operating leases are recognized in the profit or loss as incurred over the term of the lease.

(b)	Changes in IFRS not yet adopted

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

4.	INVESTMENTS

	September 30	December 31
	2015	2014

Investment in marketable securities, at cost	$5,544	$5,544
Unrealized gain (loss) on marketable securities	-	(4,029)
Unrealized foreign exchange gain (loss)	-	(729)
Write down of marketable securities	(4,785)	-
	$759	$786

Marketable securities are classified as Level 1 in the fair value hierarchy (see Note 16) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the period ended September 30, 2015, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $4.8 million (2014 - $nil) on its marketable securities, which was reclassified from other comprehensive income (loss).

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	ACCOUNTS RECEIVABLE

			September 30	December 31
		Note	2015	2014

Trade receivables (1)	$		2,009	$7,394
IVA receivables			12,857	11,369
Income taxes recoverable			1,769	529
Due from related parties		7	154	180
Other receivables			154	243
	$		16,943	$19,715

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 16).

6.	INVENTORIES

	September 30	December 31
	2015	2014

Warehouse inventory	$9,137	$9,147
Stockpile inventory (1)	5,638	4,113
Work in process inventory	620	1,380
Finished goods inventory (2)	3,510	6,964
	$18,905	$21,604

(1)	The Company has stockpiled 106,534 tonnes of mined ore as of September 30, 2015 (December 31, 2014 – 75,103 tonnes).
(2)

The Company held 193,228 silver ounces and 1,683 gold ounces as of September 30, 2015 (December 31, 2014 – 507,081 and 2,378, respectively). These ounces are carried at the lesser of cost and net realizable value. As at September 30, 2015, the quoted market value of the silver ounces was $2,831 (December 31, 2014 - $8,098) and the quoted market value of the gold ounces was $1,875 (December 31, 2014 - $2,852).

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $154 net receivable related to administration costs and other items outstanding as of September 30, 2015 (December 31, 2014 – $180).

The Company was charged $118 for legal services for the nine months ended September 30, 2015 by a legal firm in which the Company’s Corporate Secretary is a partner (September 30, 2014 - $129). The Company has $2 payable to the legal firm as at September 30, 2015 (December 31, 2014 - $3).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

			Machinery &
			equipment and
	Mineral		assets under		Transport &
	property	Plant	finance lease	Building	office equipment	Total
Cost
Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	31,469	4,086	4,125	1,273	781	41,734
Write offs	(631)	-	-	-	-	(631)
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	398,913	90,989	56,134	9,971	7,842	563,849

Additions	22,532	2,306	3,240	349	556	28,983
Disposals	-	-	(88)	-	(20)	(108)
Balance at September 30, 2015	$421,445	$93,295	$59,286	$10,320	$8,378	$592,724

Accumulated amortization and impairment
Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	39,885	5,893	5,820	769	1,539	53,906
Impairment	83,000	-	-	-	-	83,000
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	315,950	37,388	19,698	2,486	5,597	381,119

Amortization	18,435	4,799	4,569	597	986	29,386
Disposals	-	-	(15)	-	(20)	(35)

Balance at September 30, 2015	$334,385	$42,187	$24,252	$3,083	$6,563	$410,470

Net book value
At December 31, 2014	$82,963	$53,601	$36,436	$7,485	$2,245	$182,730
At September 30, 2015	$87,060	$51,108	$35,034	$7,237	$1,815	$182,254

As of September 30, 2015, the Company had $1,087 committed to capital equipment purchases.

9.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At September 30, 2015, the Company had $22,000 outstanding on the Facility.

	Facility Financial	Sept. 30,	Dec. 31,
Facility Financial Covenants	Requirements	2015	2014
Leverage Ratio	< 3.00:1	0.52	0.64
Interest Service Coverage Ratio	> 4.00:1	40	40
Tangible Net Worth	> 168,155	185,664	197,031

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

During the period, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) as at December 31, 2014, plus 50% of subsequent quarterly earnings. The Company is in compliance with all financial covenants under the Facility as at September 30, 2015.

10.	SHARE CAPITAL

Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the

Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012 and 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended
	September 30, 2015
	Number	Weighted average
	of shares	exercise price

Outstanding, beginning of year	4,846,950	$4.38
Granted	2,427,500	$2.65
Exercised	-	-
Cancelled	(952,400)	$3.83
Outstanding, end of period	6,322,050	$3.80

Options exercisable at period end	3,626,050	$4.24

The following tables summarize information about stock options outstanding at September 30, 2015:

		Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2015	(Number of Years)	Prices	September 30, 2015	Prices

$2.00 - $2.99	2,427,500	4.6	$2.65	485,500	$2.65
$4.00 - $4.99	3,772,300	3.1	$4.40	3,018,300	$4.33
$8.00 - $8.99	122,250	1.2	$8.34	122,250	$8.34
	6,322,050	3.7	$3.80	3,626,050	$4.24

During the period ended September 30, 2015, the Company recognized share based compensation expense of $2,329 (September 30, 2014 - $2,869) based on the fair value of the vested portion of options granted in the current and prior periods.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three month ended		Nine months ended
	September 30	September 30	September 30	September 30
	2015	2014	2015	2014

Depreciation and depletion	$19	$30	$64	$97
Share-based compensation	71	72	217	204
Salaries, wages and benefits	445	485	1,075	1,596
Direct costs	638	4,313	3,370	7,977
	$1,173	$4,900	$4,726	$9,874

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2015	2014	2015	2014

Depreciation and depletion	$62	$55	$156	$137
Share-based compensation	555	725	1,763	2,238
Salaries, wages and benefits	567	657	2,388	2,992
Direct costs	628	728	1,908	2,753
	$1,812	$2,165	$6,215	$8,120

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine Months Ended
	September 30	September 30
	2015	2014

Net changes in non-cash working capital
Accounts receivable	$2,800	$(6,196)
Inventories	1,809	(3,344)
Prepaid expenses	709	735
Accounts payable and accrued liabilities	(2,185)	2,299
Income taxes payable	(5,321)	(83)
	$(2,188)	$(6,589)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	-	829
Fair value of exercised agent warrants allocated to share capital	-	248
Fair value of capital assets acquired under finance leases	1,150	-

Other cash disbursements:
Income taxes paid	11,598	9,997
Special mining duty paid	3,245	-

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	September 30, 2015
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$5,585	$223	$13,166	$2,446	$1,392	$22,812
Investments	759	-	-	-	-	759
Accounts receivables	355	559	531	3,997	11,501	16,943
Inventories	-	-	7,441	6,732	4,732	18,905
Prepaid expenses	653	519	373	57	345	1,947
Non-current deposits	-	56	583	143	73	855
Deferred income tax asset	178	-	-	-	4,151	4,329
Mineral property, plant and equipment	336	4,520	30,359	38,349	108,690	182,254
Total assets	$7,866	$5,877	$52,453	$51,724	$130,884	$248,804

Accounts payable and accrued liabilities	$3,790	$180	$3,275	$2,008	$5,970	$15,223
Finance lease obligation	-	-	$374	-	552	926
Income taxes payable	-	-	1,570	1,290	-	2,860
Revolving credit facility	22,000	-	-	-	-	22,000
Provision for reclamation and rehabilitation	-	-	1,846	1,025	3,704	6,575
Deferred income tax liability	-	-	7,561	7,995	-	15,556
Total liabilities	$25,790	$180	$14,626	$12,318	$10,226	$63,140

	December 31, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$9,932	$195	$14,316	$6,100	$502	$31,045
Investments	786	-	-	-	-	786
Accounts receivables	378	391	1,914	4,004	13,028	19,715
Inventories	-	-	10,802	5,652	5,150	21,604
Prepaid expenses	1,505	622	378	68	83	2,656
Non-current deposits	193	56	582	143	74	1,048
Deferred income tax asset	178	-	-	-	6,075	6,253
Mineral property, plant and equipment	269	4,237	29,212	40,448	108,564	182,730
Total assets	$13,241	$5,501	$57,204	$56,415	$133,476	$265,837

Accounts payable and accrued liabilities	$4,610	$1,683	$2,959	$2,552	$5,604	$17,408
Income taxes payable	306	-	1,321	6,502	52	8,181
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,831	1,016	3,649	6,496
Deferred income tax liability	-	-	5,798	6,681	-	12,479
Total liabilities	$33,916	$1,683	$11,909	$16,751	$9,305	$73,564

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended September 30, 2015
Silver revenue	$-	$-	$14,186	$3,854	$9,011	$27,051
Gold revenue	-	-	2,187	4,976	8,523	15,686
Total revenue	$-	$-	$16,373	$8,830	$17,534	$42,737
Salaries, wages and benefits:
mining	$-	$-	$1,696	$1,367	$2,679	$5,742
processing	-	-	528	163	528	1,219
administrative	-	-	829	687	841	2,357
stock based compensation	-	-	37	36	36	109
change in inventory	-	-	169	(93)	266	342
Total salaries, wages and benefits	-	-	3,259	2,160	4,350	9,769
Direct costs:
mining	-	-	2,442	2,623	5,168	10,233
processing	-	-	2,600	1,985	3,752	8,337
administrative	-	-	627	623	741	1,991
change in inventory	-	-	169	(228)	285	226
Total direct production costs	-	-	5,838	5,003	9,946	20,787
Depreciation and depletion:
depreciation and depletion	-	-	1,869	2,241	5,482	9,592
change in inventory	-	-	123	(108)	161	176
Total depreciation and depletion	-	-	1,992	2,133	5,643	9,768
Royalties	-	-	179	43	82	304

Total cost of sales	$-	$-	$11,268	$9,339	$20,021	$40,628
Earnings (loss) before taxes	$(9,810)	$(1,173)	$5,105	$(509)	$(2,487)	$(8,874)
Current income tax expense (recovery)	76	-	583	1,422	14	2,095
Deferred income tax expense (recovery)	-	-	457	(187)	2,840	3,110
Total income tax expense (recovery)	76	-	1,040	1,235	2,854	5,205

Net earnings (loss)	$(9,886)	$(1,173)	$4,065	$(1,744)	$(5,341)	$(14,079)

	Three months ended September 30, 2014
Silver revenue	$-	$-	$6,684	$11,160	$5,205	$23,049
Gold revenue	-	-	1,258	11,383	4,787	17,428
Total revenue	$-	$-	$7,942	$22,543	$9,992	$40,477
Salaries, wages and benefits:
mining	$-	$-	$2,002	$1,527	$2,414	$5,943
processing	-	-	643	282	431	1,356
administrative	-	-	986	946	1,044	2,976
stock based compensation	-	-	48	46	46	140
change in inventory	-	-	(2,253)	142	132	(1,979)
Total salaries, wages and benefits	-	-	1,426	2,943	4,067	8,436
Direct costs:
mining	-	-	3,507	3,720	2,823	10,050
processing	-	-	3,171	4,659	2,381	10,211
administrative	-	-	870	566	1,422	2,858
change in inventory	-	-	(3,039)	332	132	(2,575)
Total direct production costs	-	-	4,509	9,277	6,758	20,544
Depreciation and depletion:
depreciation and depletion	-	-	996	8,169	5,161	14,326
change in inventory	-	-	(508)	397	171	60
Total depreciation and depletion	-	-	488	8,566	5,332	14,386
Royalties	-	-	25	105	45	175
Write down of inventory to NRV	-	-	-	-	527	527
Total cost of sales	$-	$-	$6,448	$20,891	$16,729	$44,068

Earnings (loss) before taxes	$(4,105)	$(4,900)	$1,494	$1,652	$(6,737)	$(12,596)
Current income tax expense (recovery)	-	-	(958)	787	-	(171)
Deferred income tax expense (recovery)	-	-	961	(612)	(1,388)	(1,039)
Total income tax expense (recovery)	-	-	3	175	(1,388)	(1,210)
Net earnings (loss)	$(4,105)	$(4,900)	$1,491	$1,477	$(5,349)	$(11,386)

The Exploration segment included $111 of costs incurred in Chile for the three months ended September 30, 2015 (2014 - $92).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Nine months ended September 30, 2015
Silver revenue	$-	$-	$48,072	$18,731	$23,363	$90,166
Gold revenue	-	-	7,629	21,381	22,389	51,399
Total revenue	$-	$-	$55,701	$40,112	$45,752	$141,565
Salaries, wages and benefits:
mining	$-	$-	$5,060	$4,118	$7,900	$17,078
processing	-	-	1,673	657	1,433	3,763
administrative	-	-	2,783	2,086	2,666	7,535
stock based compensation	-	-	117	116	116	349
change in inventory	-	-	936	(16)	210	1,130
Total salaries, wages and benefits	-	-	10,569	6,961	12,325	29,855
Direct costs:
mining	-	-	7,713	7,743	14,164	29,620
processing	-	-	7,687	8,101	9,925	25,713
administrative	-	-	1,881	1,571	2,461	5,913
change in inventory	-	-	1,978	2	75	2,055
Total direct production costs	-	-	19,259	17,417	26,625	63,301
Depreciation and depletion:
depreciation and depletion	-	-	6,363	7,265	14,948	28,576
change in inventory	-	-	358	(41)	711	1,028
Total depreciation and depletion	-	-	6,721	7,224	15,659	29,604
Royalties	-	-	405	182	208	795

Total cost of sales	$-	$-	$36,954	$31,784	$54,817	$123,555
Earnings (loss) before taxes	$(15,567)	$(4,726)	$18,747	$8,328	$(9,065)	$(2,283)
Current income tax expense (recovery)	(5)	-	3,696	2,485	49	6,225
Deferred income tax expense (recovery)	-	-	1,763	1,501	1,924	5,188
Total income tax expense (recovery)	(5)	-	5,459	3,986	1,973	11,413
Net earnings (loss)	$(15,562)	$(4,726)	$13,288	$4,342	$(11,038)	$(13,696)

	Nine months ended September 30, 2014
Silver revenue	$-	$-	$41,091	$33,611	$15,526	$90,228
Gold revenue	-	-	5,921	36,358	15,744	58,023
Total revenue	$-	$-	$47,012	$69,969	$31,270	$148,251
Salaries, wages and benefits:
mining	$-	$-	$5,553	$4,257	$6,924	$16,734
processing	-	-	1,856	903	1,436	4,195
administrative	-	-	2,918	3,038	2,863	8,819
stock based compensation	-	-	143	142	142	427
change in inventory	-	-	(2,646)	193	(290)	(2,743)
Total salaries, wages and benefits	-	-	7,824	8,533	11,075	27,432
Direct costs:
mining	-	-	10,438	11,330	8,514	30,282
processing	-	-	9,911	13,512	6,482	29,905
administrative	-	-	2,236	1,860	2,925	7,021
change in inventory	-	-	(3,515)	710	(499)	(3,304)
Total direct production costs	-	-	19,070	27,412	17,422	63,904
Depreciation and depletion:
depreciation and depletion	-	-	4,281	23,174	15,619	43,074
change in inventory	-	-	(283)	120	257	94
Total depreciation and depletion	-	-	3,998	23,294	15,876	43,168
Royalties	-	-	311	328	148	787
Write down of inventory to NRV	-	-	-	-	892	892
Total cost of sales	$-	$-	$31,203	$59,567	$45,413	$136,183

Earnings (loss) before taxes	$(11,768)	$(9,874)	$15,809	$10,402	$(14,143)	$(9,574)
Current income tax expense (recovery)	-	-	2,772	3,227	22	6,021
Deferred income tax expense (recovery)	-	-	1,034	(3,940)	(5,051)	(7,957)
Total income tax expense (recovery)	-	-	3,806	(713)	(5,029)	(1,936)
Net earnings (loss)	$(11,768)	$(9,874)	$12,003	$11,115	$(9,114)	$(7,638)

The Exploration segment included $390 for the nine months ended September 30, 2015 (2014 - $372) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	INCOME TAXES

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. Following the directive from the Superior Court, a final assessment by the Tax Court is expected in 2016. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $2.1 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of June 30, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 63.5 million (~USD $4.1 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.5 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s condensed consolidated interim financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Court’s rulings, MSCG plans to approach the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be conducted or decision made.

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at September 30, 2015	$	$	$	$

Financial assets:
Available for sale securities	759	759	-	-
Trade receivables	2,009	2,009	-	-
Total financial assets	2,768	2,768	-	-

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair values of financial assets and liabilities:

	As at September 30, 2015		As at December 31, 2014
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	22,812	22,812	31,045	31,045
Investments	759	759	786	786
Trade receivables	2,009	2,009	7,394	7,394
Other receivables	14,934	14,934	12,321	12,321
Total financial assets	40,514	40,514	51,546	51,546

Financial liabilities:
Accounts payable and accrued liabilities	15,223	15,223	17,408	17,408
Revolving credit facility	22,000	22,000	29,000	29,000
Total financial liabilities	37,223	37,223	46,408	46,408

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 4)
•	Trade receivables (see Note 5)

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 18 -